Exhibit 2.2

STOCK PURCHASE AGREEMENT

by and between

MICROSOFT CORPORATION

OPENWAVE SYSTEMS HOLDINGS (FRANCE), SAS

MUSIWAVE, SA

and

OPENWAVE SYSTEMS INC.

Dated as of

November 15, 2007

TABLE OF CONTENTS

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STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of November 15, 2007, by and among MICROSOFT CORPORATION, a corporation organized and existing under the laws of the State of Washington and with registered offices at One Microsoft Way, Redmond, Washington 98052-6399 (“Purchaser”), OPENWAVE SYSTEMS HOLDINGS (FRANCE), SAS a société par actions simplifeé organized and existing under the laws of France and with registered offices at 128 rue de la Boetie 75008 Paris, France, registered with the Commercial Registry of Paris under number 487 830 168 (“Seller”), MUSIWAVE, SA, a wholly-owned subsidiary of Seller and a société anonyme organized and existing under the laws of France and with registered offices at 21/23, rue des Ardennes Paris, France, registered with the Commercial Registry of Paris under number 429 600 158 (the “Company”), and, solely for purposes of Sections 6.2(b), 6.4 and Section 6.12, OPENWAVE SYSTEMS INC., a corporation organized and existing under the laws of Delaware and with registered offices at 2100 Seaport Blvd., Redwood City, California 94063 (“Parent”);

WHEREAS, as of the date hereof, Seller is the beneficial and record owner of one hundred percent (100%) of the share capital of the Company;

WHEREAS, the Company is a provider of turnkey mobile music entertainment services for mobile operators and media companies;

WHEREAS, each of the Board of Directors of Purchaser and Seller has approved, and deems it advisable and in the best interests of its respective shareholders to consummate the acquisition of the Company by Purchaser upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I	PURCHASE AND SALE OF SHARES

Section 1.1          Sale and Transfer of Shares

Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, all the issued and outstanding Shares, free and clear of all Liens (the “Purchase”).

Section 1.2          Purchase Price

“Purchase Price” is defined as Forty-Six Million Dollars ($46,000,000).  Subject to the terms and conditions of this Agreement, in consideration of the Purchase of the Shares, at Closing Purchaser shall pay to Seller an amount of cash equal to the Purchase Price less the Initial Escrow Amount as defined in Section 1.4 by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by Seller prior to Closing.  The Purchase Price shall be subject to adjustments after the Closing as set forth in Section 1.3.   All

references to “$” or “Dollar” in this Agreement shall mean U.S. dollars, unless another currency is expressly specified.

Section 1.3          Working Capital Adjustment

(a)           Subject to the procedures set forth below, Company shall be obligated to deliver a Working Capital Deficit Amount no greater than $7,168,337 (the “Base Working Capital Deficit Amount”) at Closing.  In the event that the actual Working Capital Deficit Amount on the Closing Date exceeds the Base Working Capital Deficit Amount by more than $150,000, the entire amount of such excess shall be deducted from the Purchase Price.  In the event that the actual Working Capital Deficit Amount on the Closing Date is less than the Base Working Capital Deficit Amount by more than $150,000, then the entire amount of such difference shall be added to the Purchase Price. For example, if the Working Capital Deficit Amount as finally determined pursuant to this Section 1.3 is $7,500,000, then the final Purchase Price would be reduced by $331,663.

(b)           For purposes of this Agreement, the term “Working Capital Deficit Amount” means the amount by which (i) Total Liabilities exceeds (ii) Total Current Assets.  “Total Current Assets” shall be calculated in a manner consistent with the manner in which “Total Other Assets” was calculated on the Balance Sheet. “Total Liabilities” shall be calculated in a manner consistent with the manner in which “Total Liabilities” was calculated on the Balance Sheet and shall include all Expenses.  Each of the foregoing terms shall be determined in accordance with GAAP and on a basis consistent with the Financial Statements.

(c)           Working Capital Deficit Amount will be estimated for purposes of making payment of the Purchase Price at Closing as follows.  At least two business days prior to the anticipated Closing Date, Company shall prepare an unaudited estimated consolidated balance sheet of Company as of the anticipated Closing Date as mutually expected by the parties (the “Preliminary Closing Balance Sheet”) and a computation of the Working Capital Deficit Amount as of the expected Closing Date (the “Preliminary Closing Date WCDA”).  The Preliminary Closing Balance Sheet and the Preliminary Closing Date WCDA calculation shall be provided and attached and become a part of this Agreement as Exhibit 1.3(c).  The Preliminary Closing Balance Sheet shall be prepared in accordance with GAAP and on a basis consistent with the Financial Statements, and will fairly and accurately present the financial position of Company as of the anticipated Closing Date.  The parties shall use the Preliminary Closing Balance Sheet and Preliminary Closing Date WCDA for purposes of calculating whether an amount will be added to or deducted from the Purchase Price to be paid on the Closing Date in accordance with Section 1.3(a).

(d)           Within 30 days after the Closing Date, Purchaser may prepare and deliver to Seller (i) an unaudited consolidated balance sheet of Company as of the Closing Date, determined in accordance with GAAP and on a basis consistent with the Financial Statements, and which, to the knowledge of Purchaser, fairly and accurately presents the financial position of Company as of the date of such balance sheet (the “Proposed Closing Balance Sheet”), along with Purchaser’s calculation of the Working Capital Deficit Amount as of the Closing Date (“Closing Date WCDA”).  In the event that Purchaser does not deliver to Seller a Proposed Closing Balance Sheet and an accompanying calculation of the Working Capital Deficit Amount within such 30 day period, the Preliminary Closing Balance Sheet and the Preliminary Closing Date WCDA provided by Seller at least two business days prior to the Closing Date shall be deemed to be final.

(e)           Within 10 days after the delivery by Purchaser of the Proposed Closing Balance Sheet and calculation of its Proposed Closing Date WCDA, Seller shall deliver to Purchaser a written notice either approving or objecting to the Proposed Closing Balance Sheet and the accompanying Closing Date WCDA calculation (the “Review Notice”).  The Review Notice shall reasonably state a description of Seller’s differences, if any, with Purchaser’s determination of the Proposed Closing Balance Sheet and the Closing Date WCDA calculations, together with proposed revisions (such revised Proposed Closing Balance Sheet being referred to as the “Counter Proposed Closing Balance Sheet”), along with revisions to the Closing Date WCDA calculations.  A failure by Seller to so deliver the Review Notice to Purchaser within such period shall be deemed an approval of and agreement with the Proposed Closing Balance Sheet and the Closing Date WCDA calculations of Purchaser, and such Proposed Closing Balance Sheet and the accompanying Closing Date WCDA calculations of Purchaser shall be deemed the Closing Balance Sheet and the final and conclusive calculation of the Closing Date WCDA (the “Final Closing Date WCDA”).

(f)           If the Proposed Closing Balance Sheet and the accompanying Closing Date WCDA calculation of Purchaser pursuant to Section 1.3(d) are disputed by Seller, Seller and Purchaser will negotiate in good faith in an effort to resolve any differences regarding such determination.  If Purchaser and Seller agree on the Proposed Closing Balance Sheet and Closing Date WCDA, the amount they agree upon shall be final, conclusive and binding as the Final Closing Date WCDA, but if the objection cannot be resolved by such negotiation within 30 days after Purchaser’s receipt of the Review Notice (the “Reconciliation Deadline”), the Proposed Closing Balance Sheet, the Counter Proposed Closing Balance Sheet, the Review Notice, and all work papers related thereto (collectively, the “Determination Materials”), shall be submitted to the New York offices of Ernst & Young (the “Accounting Arbitrator”), which shall review the Determination Materials and shall determine the Final Closing Date WCDA.  The Accounting Arbitrator shall not undertake any review of any matters not specifically identified by Seller as being in dispute in the Review Notice and may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party, and its determination may not be outside the range comprised of Purchaser’s calculation of Closing Date WCDA and Seller’s calculation of Closing Date WCDA.  The Accounting Arbitrator shall make its determination in accordance with GAAP and in accordance with the provisions herein defining Working Capital Deficit Amount.  The Accounting Arbitrator’s decision as to Closing Date WCDA as of the Closing Date shall be final, conclusive, and binding as the Final Closing Date WCDA.  The parties shall cause the Accounting Arbitrator to notify the parties in writing of its determination within 30 days following the receipt of the Determination Materials.  The fees and expenses of the Accounting Arbitrator shall be paid one-half by Purchaser and one-half by Seller. The parties will bear their own respective fees and expenses in connection with proceedings before the Accounting Arbitrator.  All determinations shall be in writing and shall be delivered to the parties hereto.

(g)           If Seller received a higher Purchase Price at Closing based on the Preliminary Closing Date WCDA than it would have received based on the Final Closing Date

WCDA, then Seller will pay to Purchaser in cash in immediately available funds within 5 business days an amount equal to such excess amount.  If Seller received a lower Purchase Price at Closing based on the Preliminary Closing Date WCDA than it would have received based on the Final Closing Date WCDA, then Purchaser will pay to Seller within 5 business days in cash in immediately available funds an amount equal to such shortfall.

(h)           “Closing Balance Sheet” means the balance sheet of Company as of the Closing Date finally determined in accordance with this Section 1.3.

Section 1.4          Escrow

At Closing, cash in the amount of Four Million Six Hundred Thousand Dollars ($4,600,000) (the “Initial Escrow Amount”) receivable by Seller as part of the Purchase Price will not be paid at Closing but rather will be deposited by Purchaser with, and held by Mellon Investor Services LLC, (the “Escrow Agent”), in an escrow fund in accordance with the Escrow Agreement substantially in the form attached hereto as Exhibit 1.4 (the “Escrow Agreement”) to secure claims by Purchaser for indemnification in accordance with ARTICLE IX.  The amounts remaining in escrow at any point in time are defined as the “Escrow Amount.”  The release of the Escrow Amount will occur on the first anniversary of the Closing, subject to reduction for any amounts that have already been paid in connection with resolved claims or are being reserved in connection with pending claims, and will be subject to the terms hereof and of the Escrow Agreement; provided further, that in the event of any conflict between this Agreement and the Escrow Agreement, the terms of the Escrow Agreement will control.

ARTICLE II	THE CLOSING

Section 2.1          Closing

The sale and transfer of the Shares by Seller to Purchaser (the “Closing”) shall take place at 10:00 a.m. U.S. Pacific time remotely via the exchange of documents or signature pages on the business day following satisfaction and/or waiver of all conditions to close set forth in ARTICLE VII (other than those conditions with respect to actions the parties shall take at the Closing itself), unless another date or location is mutually agreed to in writing by the Purchaser and Seller.

Section 2.2          Deliveries by Seller

At the Closing, Seller shall deliver to Purchaser a transfer order (ordres de mouvement) for the transfer to Purchaser of the Shares duly executed by Seller in favor of Purchaser and otherwise sufficient to vest in Purchaser good title to such Shares.

Section 2.3          Deliveries by Purchaser

At the Closing, Purchaser shall deliver to Seller the Purchase Price in accordance with Section 1.3.

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule delivered to Purchaser simultaneously with the execution hereof, Seller represents and warrants to Purchaser as set forth below.  Each exception set forth in the Disclosure Schedule and each other response to this Agreement set forth in the Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement, but any matter set forth in any section or subsection of the Disclosure Schedule shall be deemed to be included on any other section of the Disclosure Schedule to the extent such additional inclusion is reasonably apparent to be applicable to such other section.

Section 3.1          Organization

(a)                    The Company (i) is a société anonyme duly organized and validly existing under the laws of France; (ii) has full power and authority to carry on its business as it is now being conducted and to own, lease, use and operate the properties and assets it now owns, leases, uses or operates; and (iii) is duly qualified or licensed to do business as a foreign corporation and, in jurisdictions in which such concept is recognized, in good standing, except for those jurisdictions where the failure to be so organized, existing, qualified, licensed, or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                    Seller is a société par actions simplifeé duly organized and validly existing under the laws of France.

(c)                    Set forth on Section 1.3(c) of the Disclosure Schedule is a complete and correct list of all Company Subsidiaries, indicating the name, the jurisdiction of organization, the capitalization, and the shareholders (with the number of shares of capital stock (or other equity securities) owned by such shareholders) of each Company Subsidiary.

(d)                    Each Company Subsidiary (i) is duly organized and validly existing under the laws of the jurisdiction of its organization; (ii) has full power and authority to carry on its business as it is now being conducted and to own, lease, use and operate the properties and assets it now owns, leases, uses or operates; and (iii) is duly qualified or licensed to do business as a foreign corporation and, in jurisdictions in which such concept is recognized, in good standing, except for those jurisdictions where the failure to be so organized, existing, qualified, licensed, or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2          Capitalization

(a)                    The capitalization of the Company consists of 6,107,705 ordinary shares (actions ordinaires), par value €0.20 per ordinary share (the “Shares”).  The Shares have been duly authorized, are validly issued and fully paid and are held of record by Seller.  The Shares have been offered, issued, and sold by the Company in material compliance with all applicable securities laws and are not subject to any preemptive rights.

(b)                    Except as set forth in Section 3.2(a) and in Section 3.2 of the Disclosure Schedule, (i) there are no shares of capital stock of the Company authorized, issued or outstanding, (ii) there are no securities, options, warrants, calls, pre-emptive, exchange, conversion, purchase or subscription rights, or other rights, agreements, arrangements or commitments of any kind, contingent or otherwise, that could require the Company or any Company Subsidiary to issue, sell or otherwise cause to become outstanding, any shares of capital stock or other equity or debt interest in the Company or any Company Subsidiary or require the Company or any Company Subsidiary to grant or enter into any such option, warrant, call, subscription, conversion, purchase or other right, agreement, arrangement or commitment, and no authorization has been given therefore, and (iii) there are no commitments or agreements of any kind to which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to accelerate the vesting or exercisability of any instrument referred to in clause (ii) of this paragraph as a result of the transactions contemplated hereby, either alone or upon the occurrence of any additional subsequent events.

(c)                    There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect regarding the governance, the voting or transfer of any shares of capital stock or any other Equity Interests in, or any rights or obligations of any equity holders of, the Company or any Company Subsidiary.

(d)                    The capitalization of each Company Subsidiary is set forth in Section 3.2(d) of the Disclosure Schedule.  All outstanding Equity Interests of each Company Subsidiary have been duly authorized, are validly issued and fully paid and are held of record by the Company.  All outstanding equity interests of each Company Subsidiary have been offered, issued, and sold by such Company Subsidiary in material compliance with all applicable securities laws and are not subject to any preemptive rights.

Section 3.3          Authorization; Validity of Agreement

(a)                    Seller has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller, and no other corporate action on the part of Seller is necessary to authorize the execution, delivery and performance of this Agreement or the consummation by Seller of the transactions contemplated hereby.

(b)                    This Agreement has been duly executed and delivered by Seller and, assuming due and valid authorization, execution, and delivery by Purchaser, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

Section 3.4          Consents and Approvals; No Violations

Except as set forth in Section 3.4 of the Disclosure Schedule, neither the execution, delivery and performance of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of the Company or Seller, (ii) conflict with or result in any breach of any provision of any of the organizational documents of any Company Subsidiary, (iii) require any filing with, or permit, authorization, registration, consent or approval (any of such, a “Consent”) of, any court, administrative agency, or commission or other governmental authority or instrumentality, whether domestic or foreign (each a “Governmental Entity”), except for Consents, if any, relating to the filing of a premerger notification report and all other required documents by Parent and Company, and the expiration or termination of all applicable waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any similar required antitrust filings in the European Community or other foreign jurisdiction (if applicable), and (iv) require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation, acceleration, increase of payments) under, or result in the loss of a material benefit or the creation of any Lien on any property or asset of the Company or any Company Subsidiary, under any Contract, or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Company Subsidiary or any of their properties or assets; except, in the cases of clauses (ii), (iii), (iv) or (v) above, any such conflict, violations, rights, breaches or defaults or failure to obtain such permits, authorizations, consents or approvals or to make such filings as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a material and adverse effect on the ability of Seller to consummate the transactions contemplated hereby.

Section 3.5          Ownership and Possession of Shares

Seller is the record and beneficial owner of all the issued and outstanding Shares. The certificates representing the Shares are now and at all times during the term hereof shall be held by Seller, free and clear of all Liens, except any Liens created by this Agreement.

Section 3.6          Good Title Conveyed

The stock certificates, stock powers, endorsements, assignments and other instruments to be executed and delivered by Seller to Purchaser at the Closing will be valid and binding obligations of Seller, enforceable in accordance with their respective terms, and will effectively vest in Purchaser good title to all the Shares, free and clear of all Liens.

Section 3.7          Financial Statements

(a)                    Set forth in Section 3.7(a) of the Disclosure Schedule are true and complete copies of (i) the audited unconsolidated balance sheet of the Company as of June 30, 2007 and the related audited unconsolidated statement of income and cash flows for the fiscal year then ended, as well as all annexes and notes thereto, together with the reports thereon from the statutory auditors of the Company, (ii) the unaudited consolidated balance sheet (the

“Balance Sheet”) of the Company and the Company Subsidiaries as of September 30, 2007 (the “Balance Sheet Date”) and the related unaudited consolidated statement of income and cash flows for the quarterly period then ended and (iii) the draft audited unconsolidated balance sheet of Musiwave Asia Limited as of December 31, 2006, and the related draft audited unconsolidated statement of income for the twelve-month period then ended (clauses (i), (ii) and (iii) together, the “Financial Statements”).

(b)                    The Financial Statements (i) are true and correct in all material respects and fairly present in all material respects the financial position and the results of operations (and changes in financial position, if any) of the Company at the dates and for the periods to which they relate and (ii) have been prepared in accordance with GAAP, consistently applied throughout the periods presented in the Financial Statements.

(c)                    Neither the Company nor any of the Company Subsidiaries: (i) has suspended its payments or is unable or deemed to be unable to pay its debts as they become due, (ii) is in a protection procedure (procedure de sauvegarde) or a conciliation procedure (procedure de conciliation) or entered into any moratorium or other arrangement with its creditors generally, (iii) is in judicial reorganization (redressement judiciaire) or judicial liquidation (liquidation judiciaire), (iv) has been the object of any proceedings for the reorganization or collective discharge of its liabilities under the laws of any jurisdiction, (v) has filed any motion, request or petition of bankruptcy, reorganization, suspension of lawsuits or claims by its creditors or the equivalent thereof, or (vi) is under the threat of any such proceedings.  Neither the Company nor any of the Company Subsidiaries are under voluntary liquidation or winding-up or cease or propose to cease to carry on all or a substantial part of their respective businesses.

Section 3.8          Absence of Certain Changes

Except as contemplated by this Agreement, since the Balance Sheet Date through the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course and no Company Material Adverse Effect has occurred.  Except as contemplated by this Agreement, since the Balance Sheet Date through the date of this Agreement, there has not been:

(a)                    any declaration, setting aside, or payment of any dividend or other distribution, stock split, reclassification, subdivision, or exchange with respect to the  Shares or Equity Interests of any Company Subsidiary;

(b)                    any amendment of any provision of the governing documents of, or of any term of any outstanding security issued by, Company or any Company Subsidiary;

(c)                    any incurrence, assumption, or guarantee by Company or any Company Subsidiary of any indebtedness for borrowed money;

(d)                    a material change to any Tax election or any accounting method, or any settlement or consent to any claim or assessment relating to material Taxes incurred, except in the ordinary course of business, or agreement to extend or waive the statutory period of limitations for the assessment or collection of material Taxes;

(e)                    except in the ordinary course of business consistent with past practice, any (i) grant of severance or termination pay to any director, officer, or employee of Company or any Company Subsidiary, (ii) entry into any employment, deferred compensation, or other similar agreement (or any material amendment to any such existing agreement) with any director, officer, or employee of Company or any Company Subsidiary, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, or (iv) increase in compensation, bonus, or other benefits payable to directors, officers, or employees of Company or any Company Subsidiary, in each case other than those required by written contractual agreements, applicable law or as provided in the Company’s standard form employment agreement;

(f)                    any (v) amendment or change to the exercise price of any outstanding warrants, or (vi) acceleration of, or amendment or change to, the period of exercisability, vesting, or exercise price of options, restricted stock, stock bonus, or other awards granted under any Employee Benefit Plans or authorization of cash payments in exchange for any options, warrants, restricted stock, stock bonus, or other awards granted under any of such plans except, in each case, as may be required under applicable law or the existing terms of the Employee Benefit Plan or other related agreements;

(g)                    any issuance of capital stock or securities convertible into capital stock of Company or any Company Subsidiary (including grants or other issuances of options, warrants, or other rights to acquire capital stock of Company or any Company Subsidiary);

(h)                    any acquisition or disposition of assets (other than in the ordinary course of business), any acquisition or disposition of capital stock of any third party, or any merger or consolidation with any third party;

(i)                    any entry by Company or any Company Subsidiary into any joint venture, partnership, or limited liability company or operating agreement with any Person;

(j)                    any damage, destruction, or loss to Company’s or any Company Subsidiary’s properties (whether or not covered by insurance) affecting Company’s business that would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect;

(k)                    except in the ordinary course of business consistent with past practice, any granting by Company or any Company Subsidiary of a security interest in or lien on any material property or assets of Company or any Company Subsidiary;

(l)                    any cancellation of Indebtedness;

(m)                    any capital expenditure or acquisition of any property, plant, and equipment by Company or any Company Subsidiary for a cost in excess of $100,000 in the aggregate;

(n)                    any discharge or satisfaction by Company or any Company Subsidiary of any lien or encumbrance, or any payment of any obligation or liability (absolute or contingent) other than current liabilities shown on the Balance Sheet as of the Balance Sheet Date and current liabilities incurred since the Balance Sheet

Date in the ordinary course of business;

(o)                    any termination, modification, or rescission of, or waiver by Company or any Company Subsidiary of rights under, any existing contract reasonably likely to result, individually or in the aggregate, in a Company Material Adverse Effect;

(p)                    any material grant or assignment of Company IP (except to customers in the ordinary course of business consistent with past practice); or

(q)                    any agreement, authorization, or commitment, whether in writing or otherwise, to take any action described in this Section 3.8.

Section 3.9          No Undisclosed Liabilities

Except (a) as reflected or otherwise reserved against on the Financial Statements, (b) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business, and none of which, individually or in the aggregate, are expected to exceed $400,000 (provided that such limitation shall not apply to liabilities and obligations relating to royalty payments, labor costs, contingent worker expense, employee development and staffing, telecommunications and connectivity, facilities costs, professional fees (other than those included in Expenses), marketing costs, business fees, insurance and taxes, equipment repair and maintenance costs and depreciation, in each case incurred in the ordinary course of business consistent with past practices), and (c) for Expenses, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of a nature required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company.

Section 3.10        Litigation

Except as disclosed in Section 3.10 of the Disclosure Schedule, as of the date hereof, there is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding (excluding office actions resulting from the prosecution of Registered IP in applicable registries or offices), in law or equity (collectively, a “Legal Proceeding”), pending (or to the Company’s Knowledge threatened) against the Company or any Company Subsidiary or to the Company’s Knowledge any executive officer or director of the Company or any Company Subsidiary (in their capacity as such), that, if determined adversely to the Company, would be material to the Company and the Company Subsidiaries taken as a whole.  Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Entity binding on the Company or any Company Subsidiary which would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation by Seller of the transactions contemplated hereby.

Section 3.11        Labor and Employee Matters

(a)                    Except as disclosed in Section 3.11(a) of the Disclosure Schedule, no employment contracts to which the Company or any Company Subsidiaries are a party or by which they are bound provide for special benefits or specific entitlements which are in excess of the mandatory requirements of applicable law or any collective bargaining agreements, safe for minor variations having no material effect.  There are no collective company agreements, unilateral commitments or established custom or usage that create any obligations in excess of the mandatory requirements of applicable law or any applicable collective bargaining agreements.  A list of all the employees of the Company and the Company Subsidiaries, including expatriate employees, which as of the date hereof is complete and accurate in all material respects, along with details of their seniority, classification, base salary, any variable remuneration, excluding the names of the employees, and any employment agreement, is set forth on Section 3.11(a) of the Disclosure Schedule, provided that information regarding expatriate employees and seniority will be provided to Purchaser as soon as practicable following the date of this Agreement.

(b)                    Except as disclosed in Section 3.11(b) of the Disclosure Schedule, as of the date hereof, there are no complaints, lawsuits or other proceedings pending by or on behalf of any present or former employee or group of employees of the Company or any Company Subsidiaries or by or on behalf of any union, works council, employee delegate, or agency alleging any material breach of any employment contract, any laws or contractual arrangements governing employment or the termination thereof, or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)                    Except as disclosed in Section 3.11(c) of the Disclosure Schedule, the Company and each Company Subsidiary provides all retirement, pension, severance, health and welfare employee benefit plans required by law and only such retirement, pension, severance, health and welfare employee benefit plans that are required by law.  All retirement, pension, health, welfare, equity, severance, deferred compensation, incentive and fringe benefit plans which cover the Company’s or a Company Subsidiary’s employees or which cover individuals who perform services for the Company or a Company Subsidiary through an agreement with the Company or a Company Subsidiary (“Leased Employees”) will be identified in a list to be provided by Seller to Purchaser as soon as practicable after this Agreement is signed by the parties and are collectively referred to herein as the “Employee Benefit Plans.”  Except as disclosed in Section 3.11(c) of the Disclosure Schedule, no Employee Benefit Plan is intended to be qualified under Code Section 401(a).  Any Employee Benefit Plan that is intended to be qualified under Code Section 401(a) is so qualified and has been so qualified since its creation, and its related trust is tax-exempt under Code Section 501(a) and has been since its creation. Neither the Company nor any Company Subsidiary nor any trade or business that together with the Company or any Company Subsidiary would be deemed a “single employer” within the meaning of Section 4001(b) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) within the six-year period immediately preceding the Closing Date has, within the six-year period immediately preceding the Closing Date, sponsored, participated in, contributed to, or had an obligation to contribute to, or has had any other obligation or liability with respect to, a pension plan subject to Title IV of ERISA or Section 412 of the Code.  Each Employee Benefit Plan has been maintained and administered in material compliance with its terms and with the material requirements of applicable law, including ERISA and the Code.  There are no pending or, to the Company’s Knowledge, anticipated claims against or otherwise involving any of the Employee Benefit Plans (excluding claims for benefits incurred in the ordinary course of plan activities) and, to the Company’s Knowledge, no suit, action, or other litigation has been brought against or with respect to any Employee Benefit Plan.  All contributions or premium payments to the Employee Benefit Plans, required to have been paid by the date of this agreement, have been paid.  There are no unpaid amounts due in respect of any Employee Benefit Plans in which the Company and the Company Subsidiaries or their employees or Leased Employees participate and except as disclosed in Section 3.11(c) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has obligations with respect to any unfunded liability under any Employee Benefit Plan and there is no reasonable likelihood that the Company or any Company Subsidiary will incur such obligation.  No Employee Benefit Plan is subject to any ongoing or scheduled audit, investigation, or other administrative proceeding of the IRS, the U.S. Department of Labor, or any other federal, state, or local governmental entity (whether such entity is within or outside of the United States or France).  No compensation paid on or prior to the Closing Date under any Employee Benefit Plan would subject the applicable recipient to any interest or additional taxes by reason of Code Section 409A.  Nothing in any Employee Benefit Plan will prevent the Purchaser or Company or any Company Subsidiary from administering such plan in a manner that avoids the imposition on a recipient of any interest or additional taxes by reason of Code Section 409A. Any and all references in this Section 3.11(c) to any form of U.S. law or similar U.S. authority shall apply solely to those Employee Benefit Plans that are subject to such U.S. law or U.S. authority.

(d)                    Except as stated in Section 3.11(d) of the Disclosure Schedule, since January 13, 2006 the Company and any Company Subsidiaries have complied in all material respects with all then applicable labor and employee laws, rules, declarations, regulations, collective bargaining agreement(s), and with all then applicable orders from any Governmental Entity, relating to employment, employment practices, terms and conditions of employment, hiring, working time regulations and payment of overtime, workforce classification (including classification of employees, leased employees, and contract workers), labor, social security, data privacy, employee health and safety, and settlement agreements.  Neither the Company nor any of the Company Subsidiaries is subject to any specific material proceedings by any applicable Governmental Entity with respect to any material failures to comply with applicable employment, labor, health and safety, and or immigration law, rules, and regulations, or orders. The French DADS forms for the calendar years 2004, 2005, and 2006 were prepared and filed in accordance with all legal requirements.

(e)                    Since July 1, 2007, neither the Company nor any Company Subsidiary has (i) paid or agreed to pay any bonuses or made or agreed to make an increase in the rate of wages, salaries or other remuneration of any of its directors or its employees generally or any specific group or category of its employees, other than in the ordinary course of business and in a manner consistent with past practice or as dictated by the mandatory requirements of law or the applicable collective bargaining agreements, or pursuant to existing contractual requirements, or (ii) changed its hiring or termination policies or practices in any material respect.

(f)                    There are no contracts, plans or arrangements covering current or former employees or directors of Company or any Company Subsidiary that contain any “change of control,” severance, or similar provisions other than employment arrangements required by law or by the written collective bargaining agreements.  As of the date hereof, except as disclosed in Schedule 3.11(f) of the Disclosure Schedule, no employee has given notice of termination of his or her contract of employment or is under notice of dismissal (or had his or her employment terminated without notice).

(g)                    Neither the Company nor any of the Company Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of the Company Subsidiaries, except for the “Convention Collective Prestataires de Service,” with which the Company and all Company Subsidiaries have materially complied.

(h)                    There is no labor strike, dispute, slowdown, stoppage or lockout pending as of the date hereof, or, to the Company's Knowledge, threatened against the Company or any of the Company Subsidiaries.

(i)                    Other than discussions and negotiations relating to this Agreement and the transactions contemplated hereby, there are no on-going negotiations, discussions or commitments with any works council or any trade union or any employee representative body.

Section 3.12        Tax Matters

(a)                    The Company and each Company Subsidiary has filed with the appropriate Governmental Entity all material Tax Returns required to be filed by them.  All such Tax Returns are complete and accurate in all material respects.  The Company and each Company Subsidiary has paid all material Taxes required to be paid or has made an adequate provision in accordance with GAAP on the Financial Statements for all material Taxes that have become due and payable by the Company and each Company Subsidiary.  The unpaid Taxes of the Company and each Company Subsidiary will not, as of the Closing Date, exceed the reserves for Tax liability set forth on the Closing Balance Sheet.  None of the Company or any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return.

(b)                    No deficiencies for material Taxes with respect to any of the Company and the Company Subsidiaries have been claimed or proposed in writing or assessed by any Tax authority, which claim or proposal continues to remain unresolved.  Section 3.12(b) of the Disclosure Schedule lists any ongoing Tax Claims to which the Company and any Company Subsidiary is subject.

(c)                    There are no material Liens for Taxes upon the assets of any of the Company and the Company Subsidiaries (other than with respect to Liens for Taxes not yet due and payable).

(d)                    The Company and each Company Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e)           Subject to Sections 6.7(b) and (c), neither the Company nor any of the Company Subsidiaries has any material liability for the Taxes of any other Person (other than the Company and any of the Company Subsidiaries), including by reason of Section 6.7(d), and including under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee, by contract, or otherwise. Except as set forth in Section 6.7, the Company’s exit from the Seller’s Tax group shall not result in any cost for the Company and the

Company Subsidiaries, including any Tax liability imposed on the Company or any of its Subsidiaries as a former member of the Seller’s Tax group, including under the last paragraph of Article 223A of the French Tax Code.

(f)                    Musiwave Asia Limited is a “private company” under applicable Hong Kong corporate law (within the meaning of Treasury Regulation Section 301.7701-2(b)(8)(iii)).

Section 3.13        Intellectual Property

(a)                    Section 3.13(a) of the Disclosure Schedule contains a list of the following Owned Company IP as of the date hereof that is complete and accurate in all material respects:  (i) all Registered IP, in each case listing, as applicable, (A) the filing dates and (B) the application or registration number, and (ii) all of the material Company Software Products; except that in the case of registered domain names, Section 3.13(a) of the Disclosure Schedule identifies only the expiration date, registrar name, and registrant name.  To the Company's Knowledge, the Company or the Company Subsidiaries own all right, title and interest, free and clear of all Liens in and to all Registered IP scheduled in Section 3.13(a) of the Disclosure Schedule.

(b)                    Section 3.13(b) of the Disclosure Schedule contains a complete and accurate list, in all material respects, of all Contracts that are material to the Company and the Company Subsidiaries (taken as a whole) in effect as of the date hereof (in each case specifying the date of and parties to the agreement) (i) under which the Company or any of the Company Subsidiaries is granted the right to use any Licensed Company IP and which licenses require payment by the Company or any Company Subsidiary of more than €150,000 during any fiscal year, other than non-exclusive licenses and related services agreements for generally commercially available software, or (ii) under which the Company or any of the Company Subsidiaries has licensed to others the right to use any Company IP and which licenses generate revenues to the Company or any Company Subsidiary of more than €200,000 during any fiscal year, other than non-exclusive licenses to end users of the Company Products (such agreements described in clauses (i) and (ii) above, the “Company IP Agreements”).  There are no disputes pending as of the date hereof alleging that the Company or the Company Subsidiaries are in material breach of any Company IP Agreements.  To the Company's Knowledge, all Company IP Agreements are binding and are in full force and effect except for those Company IP Agreements that by their terms have expired or been terminated since the date hereof.

(c)                    No current or former partner, director, stockholder, officer, or employee, or independent contractor, of the Company or any of the Company Subsidiaries will, after giving effect to the transactions contemplated hereby, own or retain any rights to use any of the Intellectual Property owned or used by the Company or any Company Subsidiary in the conduct of the business of the Company as currently conducted.

(d)                    The Company and each of the Company Subsidiaries have taken reasonable measures to protect the confidentiality of the Trade Secrets of the Company and the Company Subsidiaries, and to the Company's Knowledge, there are no material unauthorized uses, disclosures or infringements of any such Trade Secrets by any Person.

(e)                      To the Company’s Knowledge (except with respect to Copyrights), except as disclosed in Section 3.13(e) of the Disclosure Schedule, as of the date hereof, the conduct of the business of the Company or any of the Company Subsidiaries does not materially infringe or otherwise violate the Intellectual Property of any Person.  Except as disclosed in Section 3.13(a) of the Disclosure Schedule, as of the date hereof, the conduct of the business of the Company or any of the Company Subsidiaries does not materially infringe or otherwise violate the Copyrights of any Person.  There are no such (intellectual property infringement) claims pending or to the Company's Knowledge threatened in writing since June 30, 2005 against any of the Companies or their Subsidiaries.  To the Company's Knowledge as of the date hereof no Person is materially infringing or otherwise violating any Owned Company IP.  No claims that any Person is infringing or otherwise violating any Owned Company IP are pending or threatened in writing against any Person by any of the Company or the Company Subsidiaries.

(f)                    Except as disclosed in Section 3.13 of the Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not automatically result in the loss or impairment of the Company’s right to own or use any of the Intellectual Property as owned or used in the conduct of the business currently conducted, except as would not reasonably be expected to have a Company Material Adverse Effect.

(g)                    The Company’s and the Company Subsidiaries’ collection and dissemination of personal information in connection with their business has been conducted in all material respects in accordance with applicable privacy policies published or otherwise adopted by the Company and the Company Subsidiaries and any applicable laws and regulations.

(h)                    With respect to the Company Software Products (i) the Company and the Company Subsidiaries have not experienced any material defects in such Company Software Products, other than defects which have been corrected, and (ii) to the Company's Knowledge, no such Software contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software.

(i)                    Except as identified in Section 3.13 of the Disclosure Schedule, to the Company's Knowledge, the Company Software Products are not, in whole or in part, governed by an Excluded License.  For purposes of this Agreement, an “Excluded License” is any license that requires, as a condition of modification or distribution of software subject to the Excluded License, that (i) such software or other software combined or distributed with such software be disclosed or distributed in source code form, or (ii) such software or other software combined or distributed with such software and any associated intellectual property be licensed on a royalty free basis (including for the purpose of making additional copies or derivative works).  To the Company's Knowledge, neither Company nor any Company Subsidiary has distributed or published to any third party any software that is governed by an Excluded License.

(j)                    Except as identified in Section 3.13 of the Disclosure Schedule, neither Company nor any Company Subsidiary has participated or is participating in any standards organization that would require the Company or any Company Subsidiary as a result of or in connection with such participation to license or commit to license any Owned Company IP to the members of any such organizations.

(k)                    Except as disclosed in Section 3.13 of the Disclosure Schedule, neither Company nor any Company Subsidiary is subject to, and this Agreement will not give rise to, any obligations by Company or any Company Subsidiary of covenants not to sue, non-competition, most favored nation status, grants of exclusive license rights in Owned Company IP by Company to any Person, or requirements to license to third party Intellectual Property that will terminate if Company or any Company Subsidiary brings a patent enforcement suit against the licensor or relating to such Intellectual Property, except as would not reasonably be expected to have a Company Material Adverse Effect.

(l)                    The source code of the Company Software Products has not been delivered, licensed, or made available to any escrow agent or other Person except for employees and except for contractors under appropriate confidentiality and invention assignment agreements.  Neither Company nor any Company Subsidiary has any duty or obligation (whether present, contingent, or otherwise) to deliver into escrow the source code for any Company Software.  No event has occurred that (with or without notice or lapse of time) would result in the delivery, license, or disclosure of any source code for any Company Software to any escrow agent.

(m)                    Company owns or has rights to use, free and clear of Liens or unpaid past royalties, all rights necessary to carry out, or that otherwise are material to, the current business of Company, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.14        Material Non-Intellectual Property Contracts

(a)                    Section 3.14(a) of the Disclosure Schedule sets forth a true and complete list of, and Seller has made available to Purchaser true and complete copies of each of the following types of Contracts to which the Company or the Company Subsidiaries is a party:

(i)           Partnership or joint-venture Contracts;

(ii)           Loan agreements, indentures, letters of credit, mortgages, security agreements, pledge agreements, deeds of trust, bonds, notes, guarantees and other agreements and instruments relating to the borrowing of money or obtaining of or extension of credit pursuant to which the Company or any Company Subsidiary is an obligor or guarantor and which result in liability to the Company or any Company Subsidiary in excess of fifty thousand euros (€50,000);

(iii)           Contracts that restrict or prohibit, in any material respect, the ability of the Company or any Company Subsidiary to carry on its business as currently conducted, or that, after consummation of the Purchase, would impose a restriction on the ability of Purchaser, to compete in any existing line of business or in any geographic region with any other Person,

(iv)           Other than with respect to agreements listed or described in Section 3.11 of the Disclosure Schedule, any agreement (A) in accordance with which Company or any Company Subsidiary is or may become obligated to make any bonus or similar payment to any current or former employee or director, or (B)

in accordance with which Company may be required to provide, or accelerate the vesting of, any payments, benefits, or equity rights upon the occurrence of any of the transactions contemplated by this Agreement;

(v)           any agreement that provides for indemnification of any officer, director, employee, or agent of Company or any Company Subsidiary;

(vi)           Contracts with a third party in accordance with which Company or any Company Subsidiary (A) has paid €150,000 or more during the fiscal year ended June 30, 2006, or (B) is obligated to pay €150,000 or more during the fiscal year beginning July 1, 2007;

(vii)           Contracts between Company or a Company Subsidiary and a third party with respect to which (A) revenues greater than €200,000 were received by Company or a Company Subsidiary during the fiscal year ended June 30, 2006, or (B) the third party is obligated to pay to Company or a Company Subsidiary €200,000 or more during the fiscal year beginning July 1, 2007 (to the extent, in either case, not already listed on Section 13(b) of the Disclosure Schedule).

(viii)                      union contracts or collective bargaining agreements; and

(ix)           any other Contract not otherwise listed in Section 3.14 of the Disclosure Schedule, the termination of which would result, or reasonably be expected to result, individually, in a Company Material Adverse Effect.

(b)                    Each contract of the type described above in Section 3.14(a), whether or not set forth in Section 3.14(a) of the Disclosure Schedule, is referred to herein as a “Company Material Contract.”  Except as disclosed on Section 3.14(b) of the Disclosure Schedule, each Company Material Contract is valid and binding on the Company and each Company Subsidiary party thereto and, to the Company’s Knowledge, each other party thereto, as applicable, and in full force and effect (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought).  The Company and each Company Subsidiary has, in all material respects, performed its obligations under each Company Material Contract.

(c)                    The Company or Seller has made available to Purchaser, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts required to be disclosed in Section 3.14 of the Disclosure Schedule.

Section 3.15        Title to Properties; Encumbrances

Section 3.15 of the Disclosure Schedule lists all Contracts pursuant to which Company or any Company Subsidiary leases real property.  The Company and each of the Company Subsidiaries has good, valid and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets except where the failure to have such good, valid and marketable title would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; in each case subject to no Liens.  The Company and each of the Company Subsidiaries is in compliance with the terms of all material leases of tangible properties to which they are a party, except for non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth on Section 3.15 of the Disclosure Schedule, all such leases are in full force and effect, and the Company and each of the Company Subsidiaries enjoys peaceful and undisturbed possession under all such material leases, except as would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.  For the avoidance of doubt, the Company makes no representations in this Section 3.15 with respect to Intellectual Property, which is the subject of Section 3.13.

Section 3.16        Compliance with Laws; Permits

(a)                    As of the date hereof, the Company and each Company Subsidiary complies in all material respects with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all federal, state, local and foreign governments and agencies thereof, material to the business, properties or assets of the Company and the Company Subsidiaries taken as a whole, and no written notice has been received by the Company or, to the Company’s Knowledge, threatened against the Company alleging any violation of any of the foregoing by the Company or any Company Subsidiary.  All licenses, authorizations, consents, permits and approvals material to the Company or the Company Subsidiaries taken as a whole required under such laws, rules and regulations are in full force and effect.

(b)                    The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties or to carry on their respective businesses in the ordinary course, consistent with current practice, as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would be material to the Company and the Company Subsidiaries taken as a whole.

(c)                    None of the Company, any Company Subsidiary or, to the Company’s Knowledge, any of their respective officers, directors or employees has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

(d)                    Notwithstanding anything to the contrary contained in this Agreement, the Company makes no representations with respect to Intellectual Property, environmental matters, Tax matters or labor and employee matters in this Section 3.16.

Section 3.17        Insurance

Section 3.17 of the Disclosure Schedule provides a description, including coverage amounts, of all material policies for insurance owned or held by the Company.  All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy.  Neither the Company nor any Company Subsidiary is in material breach or default, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any such insurance policies.  The consummation of the transactions contemplated hereby will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy, or adversely affect in any material respect the Company’s ability to renew, or enter into policies substantially similar to, such insurance policies following consummation of the transactions contemplated hereby.

Section 3.18        Environmental Laws and Regulations

Except as would not reasonably be expected to have, individually or in the aggregate, with respect to the Company and the Company Subsidiaries taken as a whole, a Company Material Adverse Effect, to the Company's Knowledge (i) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or Released at or from any Company Property in violation of applicable Environmental Laws; (ii) the Company and each of the Company Subsidiaries are in compliance with applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws with respect to any Company Property; and (iii) there are no pending Environmental Claims against the Company or any of the Company Subsidiaries or any Company Property.

Section 3.19        Brokers; Expenses

Except as set forth in Section 3.19 of the Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement and the transactions contemplated hereby based upon arrangements made by or on behalf of Seller or the Company.

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.1          Organization

Purchaser is a corporation duly organized and validly existing in the State of Washington and has the requisite corporate or other power, as the case may be, and authority to conduct its business as now being conducted, except, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not impair in any material respect the ability of Purchaser to perform its obligations under this Agreement or prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.2          Authorization; Validity of Agreement; Necessary Action

Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser and, assuming due and valid authorization, execution and delivery hereof by Seller, is the valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3          Consents and Approvals; No Violations

Neither the execution, delivery and performance of this Agreement, the consummation by Purchaser of the transactions contemplated hereby or compliance by Purchaser with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the articles of incorporation or bylaws of Purchaser, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iv) violate any law applicable to Purchaser, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby or which arise from the regulatory status of the Company or the Company Subsidiaries.

Section 4.4          Litigation

As of the date hereof, there is no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding pending against (or, to the knowledge of Purchaser, threatened against or naming as a party thereto) Purchaser or any of its Subsidiaries, nor, to the knowledge of Purchaser, is there any investigation pending or threatened against Purchaser or any of its Subsidiaries, and none of Purchaser or any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree, in each case, which would, individually or in the aggregate, impair in any material respect the ability of Purchaser to perform its obligations under this Agreement or prevent the consummation of any of the transactions contemplated hereby.

Section 4.5          Sufficient Funds

Purchaser has and will have all of the funds available as and when needed that are necessary to consummate the transactions contemplated hereby and to perform its respective obligations under this Agreement.

ARTICLE V	CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1          Interim Operations of the Company

Except as set forth in Section 5.1 of the Disclosure Schedule, as required pursuant to this Agreement or as agreed in writing by Purchaser (which agreement shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of (A) the valid termination of this Agreement in accordance with Article VIII hereto and (B) the Closing Date, the Company shall, and shall cause the Company Subsidiaries to, (i) conduct their businesses in the ordinary course and (ii) use commercially reasonable efforts (A) to preserve intact their present business organizations and (B) to maintain satisfactory relations with and keep available the services of officers.  Without limiting the generality of the foregoing, except as set forth in Section 5.1 of the Disclosure Schedule, as required pursuant to this Agreement or as agreed in writing by Purchaser (which agreement shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of (x) the valid termination of this Agreement in accordance with Article VIII hereto and (y) the Closing Date, the Company shall not, nor shall it permit any Company Subsidiary to:

(a)                    amend the Company Governing Documents or equivalent documents of any Company Subsidiary or amend the terms of any outstanding security of the Company or any Company Subsidiary;

(b)                    split, combine, subdivide or reclassify any shares of capital stock of the Company or any Company Subsidiary, other than any such transaction by a Company Subsidiary that remains a Company Subsidiary after consummation of such transaction, in the ordinary course of business;

(c)                    declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to the Company’s capital stock other than dividends or other distributions payable in cash from the Company Subsidiaries to the Company;

(d)                    redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Equity Interests;

(e)                    issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock;

(f)                    acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions (i) except in the ordinary course of business, any asset having a fair market value in excess of €50,000 or (ii) any Equity Interests in any Person or any business or division of any Person or all or substantially all of the assets of any Person (or business or division thereof) material to the Company and the Company Subsidiaries taken as a whole, and, in the case of clauses (i) and (ii), except as permitted pursuant to Section 5.1(l);

(g)                    transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, other than (i) sales in the ordinary course of business, (ii) licenses and other dispositions of Intellectual Property in the ordinary course of business and (iii) dispositions of equipment and property no longer used in the operation of the business;

(h)                     (i) incur or assume any long-term or short-term indebtedness in excess of €50,000 except short-term indebtedness incurred or assumed in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness of any other Person, other than with respect to Company Subsidiaries in the ordinary course of business; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans, advance or capital contributions to, or investments in, Company Subsidiaries or (B) loans or advances to customers, in the case of (A) or (B), made in the ordinary course of business consistent with past practice;

(i)                    other than as required by applicable law or the terms of any agreement, or Employee Benefit Plan existing on the date hereof, make any change in, or accelerate the vesting of, the compensation or benefits payable or to become payable to, or grant any severance or termination pay to, any of its officers, directors or employees or enter into or amend any employment, consulting, severance, retention, change in control, termination pay, collective bargaining or other agreement with any of the foregoing or any equity based compensation, pension, deferred compensation, welfare benefits or other employee benefit plan or arrangement, or make any loans to any of its officers, directors or employees or make any material change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an Employee Benefit Plan or otherwise;

(j)                    extend an offer of employment to a candidate for an officer position or any position with annual compensation equal to or greater than €65,000 without prior consultation with Purchaser;

(k)                    other than as required by applicable law or the terms of any agreement, an Employee Benefit Plan or other plan, program, policy or arrangement (whether written or unwritten, formal or informal) existing on the date hereof pay, accelerate or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to, or adopt any new such plan or amend any existing plan with respect to any officer, director, employee or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of the Company or any Company Subsidiary of any amount relating to unused vacation days;

(l)                    other than as required by applicable law or the terms of any agreement, Employee Benefit Plan or other plan, program, policy or arrangement (whether written or unwritten, formal or informal) existing on the date hereof or except as publicly disclosed prior to the date hereof, announce, implement or effect any reduction in labor force, lay-off, early retirement program or other program or effort concerning the termination of employment of employees of the Company or any Company Subsidiary other than routine terminations of non-executive employees in full compliance with all applicable laws, contracts, or collective bargaining agreements;

(m)                    enter into any agreements that restrict or prohibit, in any material respect, the ability of the Company or any Company Subsidiary to carry on its business as currently conducted;

(n)                    amend or modify in a material and adverse respect or terminate any Company Material Contract or enter into any contract that would be a Company Material Contract other than in the ordinary course of business or as otherwise permitted under this Section 5.1 (other than the repayment and termination of the Intercompany Loan Agreement);

(o)                    settle, pay or discharge any litigation, investigation, arbitration, other than the payment, discharge or satisfaction, in the ordinary course of business, of such claims, liabilities or obligations (i) disclosed in the Financial Statements that would not require any material payment by the Company or the Company Subsidiaries or (ii) incurred in the ordinary course of business since the date of such Financial Statements;

(p)                    permit any material insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated without reasonable prior notice to Purchaser;

(q)                    change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP or Regulation S-X promulgated under the Exchange Act, as concurred in by Seller’s independent registered public accountants;

(r)                    make (other than consistent with past practice) or change any material Tax election, change an annual accounting period, change any accounting method, file any amended material Tax Returns, enter into any closing agreement with respect to material Taxes or settle or consent to any material Tax Claim;

(s)                    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(t)                    take any action which would, directly or indirectly, restrict or impair the ability of Purchaser to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Company acquired or controlled or to be acquired or controlled by Purchaser; and

(u)                    enter into any written agreement, contract, binding commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

Section 5.2          Remediation of Company Software.

Until the earlier of termination of this Agreement pursuant to Article VIII and the Closing Date, Company shall use reasonable efforts to (a) attempt to remediate Company Software Products as requested by Purchaser as specified in Schedule 5.2, and (b) attempt to ensure that the remediated Company Software Products reasonably comply with the “Remediation Requirements” specified on Schedule 5.2.

ARTICLE VI	ADDITIONAL AGREEMENTS

Section 6.1          Notification of Certain Matters

(a)                    Each party shall give notice to the other party promptly after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause either (A) any representation or warranty given by such notifying party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date or (B) any condition set forth in ARTICLE VI to be unsatisfied in any material respect at any time from the date hereof to the Closing Date and (ii) any material failure of such notifying party, or the Company, the Company Subsidiaries, or any of their respective officers, directors, employees or agents thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied hereunder; provided, however, that (x) the delivery of any notice pursuant to this section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and (y) the failure to give such notice shall not be required from and after the time the party to whom such notice is to be given has actual knowledge of the information required to be included in such notice.

(b)                    Seller will promptly give notice to Purchaser each time an employee gives notice of termination of his or her contract of employment or is under notice of dismissal (or had his or her employment terminated without notice), provided that nothing in this section shall limit obligations under any other section of this Agreement, including those under Section 5.1.

Section 6.2          Access

(a)                    From the date of this Agreement until the Closing Date, Seller shall direct the Company and the Company Subsidiaries to, upon reasonable prior notice, give Purchaser, its officers and a reasonable number of its employees and their authorized representatives, reasonable access during normal business hours to the Company and the books, records, personnel, offices and other facilities and properties of the Company and the Company Subsidiaries; provided, however, that nothing herein shall require disclosure of any information to Purchaser, its officers, employees or authorized representatives if such disclosure would, in the reasonable judgment of Seller, (A) cause significant competitive harm to the Company or a Company Subsidiary if the transactions contemplated by this Agreement are not consummated or (B) violate applicable law or the terms of any agreement to which Seller, the Company or any of the Company Subsidiaries is subject.  In no event shall the Purchaser initiate any contact with customers of the Company.  The confidentiality agreement, dated October 26, 2007, between Parent and Purchaser (the “Confidentiality Agreement”) shall apply with respect to any information furnished by or on behalf of Seller, the Company or any Company Subsidiary pursuant to this Agreement.

(b)                    From and after the date of this Agreement, Seller, Company and Parent acknowledge and agree that:

(i)                 in connection with the consideration of the transactions contemplated by this Agreement they may receive certain non-public information concerning Purchaser and its business, financial condition, operations, assets and liabilities.  As a condition to being furnished such information, Seller, Company and Parent agree to treat any information concerning Purchaser (whether prepared by Purchaser, its advisors or otherwise) which in addition to such information includes all notes, analyses, compilations, studies, interpretations or other documents prepared by Seller, Company, Parent or their advisors, which themselves contain, reflect or are based upon, in whole or part, the information furnished to Seller, Company or Parent (herein collectively referred to herein as the “Confidential Material”) in accordance with the terms of this Section 6.2(b).  The term “Confidential Material” does not include information which (A) is already in the possession of Seller, Company or Parent, provided that such information is not known to Seller, Company or Parent to be subject to another confidentiality agreement with or other obligation of secrecy to Purchaser or another Person, (B) becomes generally available to the public other than as a result of a disclosure by Seller, Company, Parent or any of their respective directors, officers, employees, agents or advisors, or (C) becomes available to Seller, Company or Parent on a non-confidential basis from a source other than Purchaser or its advisors, provided that such source is not known by Seller, Company or Parent to be bound by a confidentiality agreement with or other obligation of secrecy to Purchaser or another Person.

(ii)                 The Confidential Information will be used solely for the purpose of evaluating the transactions contemplated by this Agreement and such information will be kept confidential by Seller, Company, Parent and their advisors; provided, however, that (A) any of such information may be disclosed to Seller’s, Company’s and Parent’s respective directors, officers and employees and representatives of Seller’s Company’s and Parent’s respective advisors who need to know such information for the purpose of evaluating the transactions contemplated by this Agreement (it being understood that such directors, officers and employees and representatives, shall be directed by Seller, Company or Parent, as applicable, to treat such information confidentially and have agreed to be bound by obligations of confidentiality substantively similar to those contained in this Section 6.2(b)), and (B) any disclosure of such information may be made to any third party for which Purchaser gives its prior written consent.

(c)                    No investigation heretofore conducted or conducted pursuant to this Section 6.2 shall affect any representation or warranty made by the parties hereunder or any conditions to the obligations of the parties hereunder.

(d)                    Notwithstanding anything to the contrary set forth herein, neither Seller nor the Company shall not be required to provide access to, or to disclose information, where such access or disclosure would jeopardize the attorney-client privilege of the Company or any Company Subsidiary or contravene any law, in which latter case Seller shall direct the Company and the Company Subsidiaries to provide access to or disclose such information to the fullest extent permitted by such law and shall cooperate with Purchaser (at Purchaser’s expense) in seeking all necessary exemptions, permits or other consents or approvals to permit Seller the Company and the Company Subsidiaries to provide Purchaser (or, if necessary, its counsel or other representatives in lieu of Purchaser) access to, or to disclose to Purchaser, such information.

Section 6.3          Efforts and Actions to Cause Closing to Occur

(a)                    Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall cause Company to, and Seller and Purchaser shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable laws) to consummate the Closing and the other transactions contemplated hereby as promptly as practicable including, but not limited to the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the other transactions contemplated hereby and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any Contract counter-party, other third party or Governmental Entity.  In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.

(b)                    In addition to and without limiting the agreements of the parties contained above, Purchaser and Seller shall:

(i)           cooperate with each other in connection with resolving any investigation or other inquiry concerning the transactions contemplated hereby commenced by any Governmental Entity;

(ii)           use all reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any antitrust law; and

(c)                    advise the other parties promptly of any material communication received by such party from any Governmental Entity regarding any of the transactions contemplated hereby.

Section 6.4          Publicity

No party hereto shall, and each shall cause its controlled affiliates not to, issue or cause the publication of any press release or other public announcement with respect to the execution of this Agreement without the prior written consent of Purchaser (in the case of publicity by Company, Seller or Parent (together, the “Seller Parties”)) or the prior written consent of Parent, in the case of publicity by Purchaser, which consent, in each case, shall not be unreasonably withheld.  If any party determines, after consultation with outside counsel, that it is required by applicable law or by any listing agreement with, or the listing rules of, a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, then that party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the Purchaser (in the case of publicity by any Seller Party) or Seller (in the case of publicity by Purchaser) to review and comment upon such press release or other public announcement, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto.  No Seller Party shall make any communication to customers or announcements to its employees with respect to the transactions contemplated by this Agreement without the prior written consent of Purchaser.

Section 6.5          Tax Matters

(a)                    Seller shall prepare and cause to be prepared and file or cause to be filed all Tax Returns for the Company and each Company Subsidiary that are due to be filed on or before the Closing Date.

(b)                    Purchaser shall prepare and cause to be prepared and file or cause to be filed all Tax Returns for the Company and each Company Subsidiary for all periods ending on or prior to the Closing Date that are due to be filed after the Closing Date.  Except as required by applicable law, such Tax Returns shall be prepared in accordance with past practice of the Company and, to the extent that Seller would have an indemnification obligation pursuant to Section 9.1 of this Agreement with respect to amounts reported on such Tax Returns, such Tax Returns shall be subject to Seller's approval (which shall not be unreasonably withheld or delayed) and shall be delivered to the Seller at least thirty (30) days prior to the due date (or if less than thirty (30) days remain before filing is due, one-third (1/3) of the days remaining between Closing and the filing due date to the extent feasible) for review and approval. Except as required by applicable law, for the period described in Section 9.3 hereof, Purchaser shall not file an amended Tax Return related to any Pre-Closing Taxable Period without the Seller’s approval (which approval shall not be unreasonably withheld or delayed).

(c)                    Purchaser shall prepare and cause to be prepared and file or cause to be filed all Tax Returns for the Company and each Company Subsidiary for all periods beginning before the Closing Date and ending after the Closing Date.  To the extent that Seller would have an indemnification obligation pursuant to Section 9.1 of this Agreement with respect to amounts reported on such Tax Returns, such Tax Returns shall be subject to the Seller's approval (which approval shall not be unreasonably withheld or delayed) and shall be delivered to the Seller at least thirty (30) days prior to the due date (or if less than thirty (30) days remain before the filing is due, one-third (1/3) of the days remaining between Closing and the filing due date to the extent feasible.

(d)                    Purchaser shall be responsible for, and shall have sole discretion with respect to, all Tax Returns required to be filed by the Company and each Company Subsidiary with respect to any taxable period that begins after the Closing Date.

(e)                    The Purchaser and the Seller will cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns of the Company and each Company Subsidiary and any audit, litigation or other proceeding with respect to Taxes of the Company and each Company Subsidiary.  Such cooperation will include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Purchaser will cause the Company and the Company Subsidiaries to retain all books and records with respect to Tax matters pertinent to the Company and the Company Subsidiaries relating to any taxable period beginning before the Closing Date until one (1) year following expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Seller, any extensions thereof) of the respective taxable periods.

Section 6.6          [Intentionally Omitted.]

Section 6.7          Tax Consolidation

(a)           The Company is part of a Tax group (the “French Tax Consolidation”) the effects of which shall remain in force after the Closing Date solely for events related to fiscal years during which the Company was a member of the Seller’s French Tax Consolidation even if any such events occur after the Closing Date.

(b)           The Company shall not be entitled to any indemnification resulting from its exit from the Seller’s Tax group with respect to net operating losses, capital loss carryovers and other Tax attributes which the Company might have surrendered in the past to the Seller’s Tax group.

(c)           The Company, as a result of its exit from the Seller’s Tax group shall reimburse the Seller for the corporation Tax advance payments which, according to Article 223 N-2 of the French Tax Code, shall be paid by the Seller on behalf of the Company during the twelve month period following the beginning of the fiscal year during which the Company shall be subject to French corporation Tax on a stand-alone basis (less the amount already paid prior to the Closing Date by the Company to the Seller corresponding to corporation Tax advance payments).  This reimbursement shall occur no later than the later of (a) five (5) days following receipt by the Company, with a copy to Purchaser, of a written request from the Seller or Parent specifying the due date and amount of such Tax advance payments, or (b) three (3) days before the due date of payment of each corporation Tax advance payment by the Seller.  The Company shall be able in their sole discretion to reduce the amount of the corporation Tax advance payments to adjust them to the estimated income of the current year, to the extent the Purchaser shall retain sole responsibility for the payment of any penalty interest and addition which may become due because of such reduction.

(d)           The Company shall reimburse to the Seller the amount of any Tax assessed in respect of the Company and paid by Parent related to the fiscal year in which the Company was a member of the French Tax Consolidation.

Section 6.8          Repayment of Intercompany Loan

(a)           The Company shall repay in full and satisfy all obligations under the Intercompany Loan Agreement according to its terms.  Purchaser agrees to guarantee the obligation of Company to repay the Intercompany Loan Agreement according to its terms.  Purchaser further agrees that in the event any creditor of the Company is able to clawback all or any portion of the amounts that have been repaid to Parent by the Company pursuant to the Intercompany Loan Agreement in connection with the Company’s failure to pay an obligation to such creditor, Purchaser will repay to Parent the amounts that have been clawed back by the creditor.

(b)           Purchaser acknowledges that the Company is or may be undercapitalized.

Section 6.9          Employee Matters

(a)           Consistent with any mandatory limitations imposed by either French employment laws or any other applicable law, (i) Seller will and will cause the Company and any Company Subsidiary to cooperate with regard to the recruitment and hiring of Company and any Company Subsidiary employees by Purchaser or continuing employment with Company and any Company Subsidiary; and (ii) Company will present offers of continued employment to such employees of Company designated by Purchaser.  Such offers will be in a form acceptable to Purchaser and will be presented in a manner and at times acceptable to Purchaser, subject to any mandatory limitations imposed by either French employment laws or any other applicable law.  Company will use commercially reasonable efforts to assist Purchaser with its recruitment efforts before Closing.

(b)           Company will cooperate with Purchaser to develop appropriate communications to Company employees regarding the Purchase and a transition plan in contemplation of Closing, including delivering other notices to employees as requested by Purchaser.

(c)           Purchaser agrees to allocate an aggregate amount equal to $4,000,000.00 for certain Company employees selected by Purchaser to, on or subsequent to the Closing, become employees of Purchaser (or an affiliate of Purchaser) or to continue employment with Company.  The $4,000,000.00 may consist of cash, restricted stock units for Purchaser common stock granted pursuant to Purchaser’s equity incentive plan or a combination thereof to be determined by Purchaser in its sole discretion.  The allocation of this amount among such employees will be at Purchaser’s discretion after consultation with management of Company.  The retention bonuses will be subject to certain conditions and retention requirements determined by Purchaser in its sole discretion.  Each such employee will have the opportunity to earn the amount allocated for such individual should he or she meet the requirements established by Purchaser.  In the event any such employee does not earn the amounts allocated to him or her due to failure to meet applicable conditions or retention requirements (including failure to accept the offer of employment), such amounts will remain the property of Purchaser and not be reallocated.

(d)           For the period of three months after the Closing Date (or such shorter time period as requested by Purchaser), Seller and Parent will use their commercially reasonable efforts to maintain or assist Purchaser in maintaining or procuring benefits, excluding 401(k) participation, for the Company’s and each Company Subsidiary’s employees and Leased Employees that are substantially comparable to the benefits currently provided to the Company’s and Company Subsidiary’s employees and Leased employees under the Employee Benefit Plans.  Company will reimburse Seller and Parent, as applicable, for the direct costs incurred by them (e.g., premiums, contributions, benefit payments).  Such reimbursements will be paid within 15 days of Company’s receipt of an invoice detailing the direct costs incurred by Seller or Parent.

Section 6.10        HSR Act and European Antitrust Filings.

(a)                    Each of Purchaser and Company will take all reasonable steps to: (i) promptly, but in any event no later than three business days after the date of this Agreement, make or cause to be made the filings required, if any, of such party or any of its affiliates or subsidiaries under HSR Act with respect to the Purchase and related transactions under this Agreement; (ii) promptly, but in any event no later than three business days after the date of this Agreement, make or cause to be made any other filings with all foreign Governmental Entities in any jurisdiction in which the parties believe it is necessary or advisable; (iii) comply in a timely manner with any request under any Antitrust Laws (as defined in Section 6.10(b)) for additional information, documents, or other material received by such party or any of its affiliates or subsidiaries from the Federal Trade Commission or the Department of Justice or other Governmental Entity in respect of such filings, the Purchase and related transactions; and (iv) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws with respect to any such filing, the Purchase and related transactions.  With regard to any communication with any Governmental Entity regarding such filings, each party will inform the other party:  (i) before delivering any material communication to a Governmental Entity, (ii) promptly after receiving any material communication from a Governmental Entity, and (iii) before entering into any proposed understanding, undertaking, or agreement with any Governmental Entity regarding any such filings, the Purchase and related transactions.  Neither party will participate in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other party prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate; provided however that nothing herein will preclude Purchaser from participating in discussions with a Governmental Entity without participation by Company where the discussions are initiated by the Governmental Entity, or where the subject matter in the reasonable judgment of Purchaser cannot be effectively discussed in the presence of Company.

(b)                    Each of Purchaser and Company will take all reasonable steps to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Purchase and related transactions under the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and any other federal, state, or foreign statutes, rules, regulations, orders, or decrees that are designed to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws“).  In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted)

challenging the Purchase as violative of any Antitrust Law, and, if by mutual agreement Purchaser and Company decide that litigation is in their best interests, each of Purchaser and Company will cooperate to vigorously contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Purchase.  Each of Purchaser and Company will take such reasonable action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Purchase and related transactions as promptly as possible after the execution of this Agreement.  Despite anything to the contrary in this Section 6.10(b) or in Section 6.10(a), (i) neither Purchaser nor any of its subsidiaries will be required to divest any of their respective businesses, product lines, or assets, or to take or agree to take any other action or agree to any limitation that would have a material adverse effect on Purchaser or the music, Zune, eLive or Mobile Communications businesses of Purchaser, as combined with the business of Company after the Closing, and (ii) neither Company nor any Company Subsidiary will be required to divest any of their respective businesses, product lines, or assets, or to take or agree to take any other action or agree to any limitation that would have a Company Material Adverse Effect, provided that this clause (ii) will not be read to apply to actions acceptable to Purchaser which are required to be taken after the Closing.

Section 6.11        Exclusivity; Acquisition Proposals

Unless and until this Agreement has been terminated by either party in accordance with Section 8.1 hereof, Seller will not and will cause Company and the Company Subsidiaries not to (and will use its commercially reasonable efforts to ensure that none of its nor Company’s or any Company Subsidiary’s officers, directors, agents, employees, or affiliates, or any investment banker, financial advisor, attorney, accountant, or other advisor, agent, or representative (collectively, “Representatives”)) take or cause or permit any Person to take, directly or indirectly, any of the following actions with any party other than Purchaser and its designees:  (i) solicit, encourage, initiate, or participate in any negotiations, inquiries, or discussions with respect to any offer or proposal to acquire all or any significant part of Company or any Company Subsidiary, its business, assets, or capital shares, whether by merger,  amalgamation, consolidation, other business combination, purchase of capital stock purchase of assets, license (but excluding non-exclusive licenses entered into in the ordinary course of business), lease, tender or exchange offer, or otherwise (each of the foregoing, a “Restricted Transaction”); (ii) disclose, in connection with a Restricted Transaction, any nonpublic information to any Person other than Purchaser or its Representatives concerning Company’s or any Company Subsidiary’s business or properties or afford to any Person other than Purchaser or its Representatives access to its properties, books, or records, except as required by law or in accordance with a governmental request for information; (iii) enter into or execute any agreement relating to a Restricted Transaction; or (iv) make or authorize any public statement, recommendation, or solicitation in support of any Restricted Transaction or any offer or proposal relating to a Restricted Transaction other than with respect to the Purchase.  If Company or any Company Subsidiary is contacted by any third party expressing an interest in discussing a Restricted Transaction, Company will promptly, but in no event later than 24 hours following Company’s or any Company Subsidiary’s knowledge of such contact, notify Purchaser in writing of such contact and the identity of the party so contacting Company or any Company Subsidiary and any information conveyed to Company or any Company Subsidiary by such third party in connection with such contact or relating to such Restricted Transaction, and will promptly, but in no event later than 24 hours, advise Purchaser of any material modification or proposed modification thereto.

Section 6.12        Parent Guaranty

Parent hereby absolutely, unconditionally and irrevocably guarantees to Purchaser the timely payment and performance of all obligations, undertakings, agreements, covenants, representations and warranties of Seller pursuant to this Agreement, including Seller's obligation to indemnify, hold harmless and reimburse the Indemnified Parties pursuant to Article IX (all such obligations, undertakings, agreements, covenants, representations and warranties are referred to herein as “Parent Guaranteed Obligations”).  This guarantee shall be a guarantee of payment and not of collection.  Parent agrees that this guarantee shall not be discharged or otherwise affected by (i) any extension of time with respect to or failure to enforce any Parent Guaranteed Obligation, (ii) any failure by Purchaser to give notice of default to Parent or any other notice, (iii) any transfer by Parent of its interest in Seller, (iv) any voluntary or involuntary liquidation, insolvency, bankruptcy or reorganization of Seller, or (v) any other circumstances that might otherwise constitute a legal or equitable defense or discharge of a guarantor.

Section 6.13        Approval of Audited Financial Statements

The parties hereby acknowledge that under applicable law and French auditing standards, (i) the Company’s audited unconsolidated balance sheet as of June 30, 2007 and the related audited unconsolidated statements of income and cash flow are not considered final until approved by the shareholders of the Company, and (ii) a meeting of the Company’s shareholders for the purpose of approving those audited financial statements has been called for November 27, 2007.  If the Closing occurs on or prior to November 27, 2007, without prejudice to the representations of Seller contained in Section 3.7, Seller shall have no liability to Purchaser under this Agreement or otherwise resulting from any failure to hold a shareholders’ meeting to approve the audited financial statements or resulting from any failure of the shareholders of the Company to approve such audited financial statements, and Purchaser hereby covenants not to make (or to permit the Company to make) any claim against Seller or Parent as a result of any such failure to hold a shareholders meeting for such purpose or any such failure of the shareholders of the Company to approve such audited financial statements.

ARTICLE VII	CONDITIONS

Section 7.1          Conditions to Each Party’s Obligations to Effect the Closing

The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a)                    Antitrust Approvals.  The expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Purchase under the applicable antitrust laws shall have expired or terminated and all applicable filings shall have been made and all applicable approvals shall have been obtained under the applicable foreign antitrust laws.

(b)                    No Injunction.  There shall be no effective injunction, writ or preliminary restraining order or any order or ruling of any nature issued by, and no lawsuit shall have been filed by, (i) a Governmental Entity or arbitral body of competent jurisdiction in the United States or (ii) the European Union Court of Justice or European Commission, or any agency thereof, ordering, ruling or seeking an order (x) prohibiting the Purchase (or any portion thereof) from being consummated as provided herein, or (y) restraining, conditioning or requiring any change of any material term contained herein.

Section 7.2          Conditions to Obligations of the Purchaser to Effect the Closing

The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a)                    Governmental Consents. Except for the approvals required under laws relating to antitrust and competition, all consents or orders of, or registrations, declarations or filings with, all Governmental Entities required to be made or obtained prior to the Closing in connection with the execution, delivery or performance hereof shall have been obtained or made, except where the failure to have obtained or made any such consent, order, registration, declaration or filing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                    Representations and Warranties.  The representations and warranties of Seller set forth in Articles III (without giving effect to any materiality or Company Material Adverse Effect qualifications) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (provided that this Company Material Adverse Effect exception shall not apply to the Company representations and warranties in Section 3.2 (Capitalization), which shall be true and correct as of the Closing Date as though made on and as of the Closing Date).

(c)                    Performance of Obligations of Seller.  Seller shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement, taken as a whole, at or prior to the Closing.

(d)                    No Company Material Adverse Effect.  Between the date hereof and the Closing Date, there shall not have occurred any Company Material Adverse Effect.

(e)                    Organizational Documents.  All statutory registers and other books and records of Seller relating to the Company and the Company Subsidiaries including but not limited to the Company’s comptes d’actionnaires and registre des mouvements de titres shall have been delivered by Parent and Seller to Purchaser.

(f)                    Works Council.  Parent and Seller shall deliver to Purchaser evidence that the Company’s works council has been consulted and has rendered an opinion on the Purchase.

(g)                    Escrow Agreement.  The Escrow Agreement shall have been duly executed by Seller and the Escrow Agent and delivered to Purchaser.

(h)                    Resignation Letters.  Parent and Seller shall deliver to Purchaser resignation letters for each director of the Company and each Company Subsidiary.

(i)                    Other Documents.  Parent and Seller shall deliver to Purchaser such other documents as are required to be delivered by Parent and Seller to Purchaser at or prior to the Closing pursuant to this Agreement.

(j)                    Secretary Certificate.  The Purchaser shall have received a certificate duly executed by the Secretary or any Assistant Secretary of Seller dated as of the Closing Date certifying the fulfillment of the conditions specified in Sections 7.2(a) through 7.2(d), inclusive.

Section 7.3          Conditions to Obligations of Seller to Effect the Closing

The obligations of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions:

(a)                    Governmental Consents.  Except for the approvals required under laws relating to antitrust and competition, all consents or orders of, or registrations, declarations or filings with, all Governmental Entities required to be made or obtained prior to the Closing in connection with the execution, delivery or performance hereof shall have been obtained or made, except where the failure to have obtained or made any such consent, order, registration, declaration would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                    Representations and Warranties.  The representations and warranties of the Purchaser set forth in Article IV (without giving effect to any materiality qualification) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(c)                    Performance of Obligations by the Purchaser.  The Purchaser shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement, taken as a whole, at or prior to the Closing.

(d)                    Escrow Agreement.  The Escrow Agreement shall have been executed by Purchaser and the Escrow Agent and delivered to Parent and Seller.

(e)                    Other Documents.  The Purchaser shall deliver to Seller such other documents as are required to be delivered by Purchaser to Seller at or prior to the Closing pursuant to this Agreement.

(f)                    Secretary Certificate.  The Shareholder shall have received a certificate duly executed by the Secretary of the Purchaser dated as of the Closing Date certifying the fulfillment of the conditions specified in Sections 7.3(a) through 7.3(c) inclusive.

ARTICLE VIII	TERMINATION

Section 8.1          Termination

This Agreement may be terminated:

(a)                    in writing by mutual consent of the parties;

(b)                    by written notice from Seller to Purchaser, in the event the Purchaser shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement required to be performed by it at or prior to Closing, or if any representation or warranty of Purchaser shall have become untrue, in either case, such that the conditions set forth in Section 7.3 would not be satisfied and such failure or breach is not cured within thirty (30) days following Seller having notified Purchaser of its intent to terminate this Agreement pursuant to this Section 8.1(b);

(c)                    by written notice from Purchaser to Seller, in the event either Seller shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement required to be performed by it at or prior to the Closing Date, or if any representations or warranty of either Seller shall have become untrue, in either case, such that the conditions set forth in Section 7.2 would not be satisfied and such failure or breach is not cured within thirty (30) days following Purchaser having notified Seller of its intent to terminate this Agreement pursuant to this Section 8.1(c);

(d)                    by written notice by Seller to Purchaser or Purchaser to Seller, as the case may be, in the event the Closing has not occurred on or prior to March 15, 2007 (the “Expiration Date”) for any reason (including the pendency of any claims, action, suit investigation or other proceeding by any Governmental Entity or other Person that questions the validity or legality of the Agreement or any other transaction contemplated hereby or seeks damages in connection therewith) other than delay or nonperformance of the party seeking such termination; or

(e)                    by written notice by Seller to Purchaser or Purchaser to Seller, as the case may be, if a Governmental Entity of competent jurisdiction or arbitral body shall have issued an injunction, writ or restraining order and would prevent any of the conditions to the obligations of the party giving such notice contained in Article VII from being satisfied.

Section 8.2          Specific Performance and Other Remedies.

Each party hereby acknowledges that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, in the event that any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without adequate remedy at law.  In the event that any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party or parties may, subject to the terms hereof and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 8.3          Effect of Termination.

In the event of termination of this Agreement pursuant to this Article VIII, this Agreement shall forthwith become void and there shall be no liability or obligations on the part of any party or its partners, officers, directors or stockholders except for the obligations under the confidentiality agreement, dated October 26, 2007, between Parent and Purchaser, Section 6.4 (Publicity), Section 6.12 (Parent Guaranty), Section 8.2 (Effect of Termination), and Article X, each of which shall survive the termination pursuant to this Article VIII.  Notwithstanding the foregoing, nothing contained in this Section 8.3 shall relieve any party from liability for any willful and material breach hereof occurring prior to the Termination Date.

ARTICLE IX	INDEMNIFICATION

Section 9.1          Indemnification by Seller

Subject to the limitations set forth in this Article IX, Seller shall indemnify, hold harmless and reimburse Purchaser and any employee, director, officer, affiliate, or agent of Purchaser (the “Indemnified Parties”) for any payment, loss, liability, cost or expense (including reasonable attorneys’ fees and expenses) or other damages (but excluding indirect, consequential, special, exemplary, punitive or other similar damages) (collectively, “Damages”) arising out of or resulting from:  (a) any inaccuracy in any of the warranties or representations of Seller in this Agreement, (b) any failure by Seller to perform or comply with any covenant or obligation of Seller in this Agreement, (c) any amount required to be paid by Seller to Purchaser pursuant to Section 1.3(h) to the extent not paid in accordance with such section, or (d) any Third Party Claim (as defined below) arising out of or resulting from clauses (a) through (b) above.

Section 9.2          Procedure for Third Party Claims

(a)                    Promptly after receipt by an Indemnified Party of notice of the commencement of any action or demand or claim by a third party (a “Third Party Claim”) which gives rise to Damages, such Indemnified Party shall, if a claim in respect thereof is to be made against Seller, give notice to the Seller of its assertion of such claim for indemnification and of the commencement of the action of its assertion of such claim for indemnification and of the commencement of the action or assertion of the Third Party Claim with respect to which the claim for indemnification pertains.  Failure to notify the Seller within a reasonable period shall relieve the Seller of any liability that it may have to any Indemnified Party but only to the extent materially prejudiced thereby.  If any such action shall be brought or a Third Party Claim shall be asserted against an Indemnified Party and it shall give notice to Seller of the commencement or assertion thereof, Seller shall be entitled, at its own expense to participate therein and, to the extent that it shall wish, to assume the defense thereof and, after notice from the Seller to such Indemnified Party of its election to assume the defense thereof, the Seller shall not be liable to such Indemnified Party under this Article IX for any fees of other counsel or any other expense

(unless such fees or expenses are incurred at the request of the Seller), in each case subsequently incurred by such Indemnified Party in connection with the defense thereof.  If the Seller receives notice of any action or Third Party Claim pursuant to this Section 9.2, it shall promptly notify the Indemnified Party as to whether, at its expense, it intends to control the defense thereof.  If the Seller defends an action, it shall have full control over the litigation or other proceeding, including settlement and compromise thereof, subject only to the following: (a) no compromise or settlement thereof may be effected by the Seller without the Indemnified Party’s consent unless (i) there is no finding or admission of any violation of law and no effect on any other claims that may be made against the Indemnified Party and (ii) the sole relief provided is monetary damages that are paid in full by the Seller and (b) in the case of any proceeding in respect of Taxes, (i) at the request of the Indemnified Party, the litigation shall be jointly controlled by the Seller and the Indemnified Party, and (ii) no compromise or settlement thereof may be effected by the Seller without the Indemnified Party’s written consent.  If notice is given to the Seller of the commencement of any action and it does not, within twenty (20) days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense thereof, the Indemnified Party shall have full control over the litigation, including settlement and compromise thereof; provided, that any such settlement shall not be determinative of the existence of or amount of Damages relating to such claim, except with the consent of the Seller.

(b)                    With respect to any Third Party Claim subject to indemnification under this Article IX, the parties shall cooperate in such a manner as to preserve in full (to the extent practicable) the confidentiality of all confidential information and the attorney-client and work-product privileges.  In connection therewith, each party agrees that: (i) it will use reasonable efforts, in respect of any Third Party Claim in which it has assumed or has participated in the defense, to avoid production of confidential information or the other party (consistent with applicable law and rules of procedure), and (ii) all communications between any parties hereto and counsel responsible for or participating in the defense of any Third Party Claim will, to the extent possible, be made so as to preserve an applicable attorney-client or work-product privilege.

Section 9.3          Claims Period; Limitation on Indemnification

(a)                    No claim for indemnification under Section 9.1 of this Agreement may be made unless notice  of such claim or a related claim is delivered by Purchaser to Seller on or prior to the date that is twelve (12) months following the Closing Date; provided, however that the indemnity period for claims for breaches of the representations or warranties of Seller contained in Section 3.2 (Capitalization), Section 3.3 (Authorization; Validity of Agreement), Section 3.12 (Taxes) shall be, in each case, the applicable statute of limitations period.

(b)                    In no event shall Seller’s aggregate indemnification obligations pursuant to Section 9.1 (other than obligations relating to any inaccuracy in any of the warranties or representations of Seller in Section 3.2 (a)-(c) (Capitalization), Section 3.3 (Authorization; Validity of Agreement), or Section 3.12(e) in respect of any Tax imposed upon Seller or Seller’s Tax group (i) that constitutes a tax associated with the business, assets, or operations of Seller or Seller’s Tax group (exclusive of the Company and any Company Subsidiary) as distinct from the business, assets, or operations of the Company and the Company Subsidiaries, (ii) in respect of which the Company or any Company Subsidiary is vicariously liable under applicable law and (iii) that has been paid by Company, any Company Subsidiary, Purchaser or any Subsidiary thereof) exceed the Initial Escrow Amount.

(c)                    The provisions for indemnity contained in Section 9.1 shall become effective only in the event that the aggregate amount of all indemnifiable Damages for which Seller is liable under this Article IX exceeds $400,000 (the “Indemnification Basket”), and then only for the amount by which such indemnifiable damages exceed the Indemnification Basket.  However, the Indemnification Basket does not apply to claims arising from any inaccuracy in any of the warranties or representations of Seller in Section 3.2 (Capitalization), or Section 3.3 (Authorization; Validity of Agreement).

Section 9.4          Additional Limitations on Indemnification

The Purchaser agrees that, for itself and on behalf of the Indemnified Parties, that with respect to each indemnification obligation in this Agreement, all Damages shall be net of (i) any insurance proceeds or other payments received from third parties which have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification under this Agreement and (ii) any Tax Benefit realized by the Indemnified Parties in connection with such Damages.  In any case where an Indemnified Party actually recovers from a third person (including an insurer) any amount, in each case in respect of a matter for which Seller has indemnified it pursuant to this Article IX, such Indemnified Party shall promptly pay over to the Seller the amount so recovered after deducting therefrom the amount of expenses incurred by it in procuring such recovery, including any prospective or increased premiums or costs, but not in excess of the sum of (i) any amount previously paid by the Seller to or on behalf of the Indemnified Party in respect of such claim and (ii) any amount expended by the Seller in pursuing or defending any claim arising out of such matter.

Section 9.5          Fraud

The parties hereto agree that nothing in this Agreement, including but not limited to this ARTICLE IX, shall limit or impair the obligations of any party hereto under applicable law for Damages arising out of fraud by such party.

Section 9.6          Duty to Mitigate Damages

The parties hereto agree that nothing in this Agreement shall limit or impair the obligations (if any) of any party hereto under applicable law or equitable principles to mitigate the Damages otherwise subject to indemnification under this Agreement.

Section 9.7          Tax Effect of Indemnification Payments

All indemnity payments made by Seller to the Indemnified Parties pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Shares.

Section 9.8          Exclusive Remedy

Subject to Section 9.5, the right to obtain indemnification pursuant to this Article IX shall be the Indemnified Parties’ sole and exclusive remedy against Seller for any breach by Seller of the terms of this Agreement, or any other claim or cause of action against any Seller, whether in contract, tort, under statute or otherwise arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

ARTICLE X	MISCELLANEOUS

Section 10.1        Amendment and Modification; Waiver

(a)                    This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

(b)                    At any time prior to the Closing Date, either party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.2        Expenses

All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses, except as specifically provided to the contrary in this Agreement and except that Seller and Purchaser shall each equally bear the fees payable in connection with the filings under applicable antitrust laws.

Section 10.3        Notices

All notices or other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other parties (b) when sent by facsimile if sent during normal business hours of the recipient with confirmation of sending to the fax number set forth below, or if sent outside normal business hours with confirmation of sending, then notice shall be deemed to have been duly given on the next business day; or (c) upon proof of delivery by an internationally recognized courier service, such as DHL, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)                    if to Purchaser, to:

Microsoft Corporation

One Microsoft Way
Redmond, WA 98052-6399
USA
Telephone:            +1 425-882-8080
Facsimile:              +1 425-706-1329
Attention:              Keith R. Dolliver, Associate General Counsel

with a copy (which shall not constitute notice) to:

Kirkpatrick & Lockhart Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA  98104-1158
USA
Telephone:            +1 206-623-7659
Facsimile:              +1 206-623-7022
Attention:              Matthew Topham

and to

Proskauer Rose
374 rue Saint Honoré
75001 Paris
France
Facsimile:              +331 53 05 60 05
Attention:              Guillaume Kellner
and

(b)                    if to the Seller, to:

Openwave Systems Holdings (France), SAS
128 rue de la Boetie
75008 Paris
France
Telephone:            +1 650-480-8000
Facsimile:              +1 650-480-7440
Attention:              Jeff Li

if to the Company, to:

Musiwave, SA
21/23 rue des Ardennes
Paris
France
Telephone:            +331 47 97 39 95
Facsimile:              +331 47 97 35 89
Attention:              Guillaume Decugis

if to the Parent, to:

Openwave Systems, Inc.
2100 Seaport Blvd.
Redwood City, California 94063
U.S.A.
Telephone:            +1 650-480-8000
Facsimile:              +1 650-480-7440
Attention:              Jeff Li

with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA  94301
U.S.A.
Telephone:            +1 650-470-4500
Facsimile:              +1 650-470-4570
Attention:              Kenton J. King
    Celeste E. Greene

Section 10.4        Certain Definitions

For the purposes of this Agreement, the term:

“Agreement” means this Stock Purchase Agreement (including the Disclosure Schedule).

“Accounting Arbitrator” has the meaning set forth in Section 1.3(f).

“Balance Sheet Date” has the meaning set forth in Section 3.7(a).

“Base Working Capital Deficit Amount” has the meaning set forth in Section 1.3(a).

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” means the date on which the Closing occurs.

“Closing Date WCDA” has the meaning set forth in Section 1.3(d).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” has the meaning set forth in the Preamble.

“Company Governing Documents” means the Company certificate of incorporation and the Company bylaws.

“Company IP” means Owned Company IP and Licensed Company IP.

“Company IP Agreements” has the meaning set forth in Section 3.13(b).

“Company Material Adverse Effect” means any change, effect, development, circumstance or condition, in each case, occurring after the date of this Agreement (an “Effect”) that has a material adverse effect on the assets, liabilities, financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting from, relating to or arising out of the following shall be deemed to be or constitute a Company Material Adverse Effect, and no Effects resulting from, relating to or arising out of the following shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is expected to occur: (i) general economic conditions (or changes therein) in the United States or European Union, or in any country in which the Company or any of the Company Subsidiaries conducts business or in the global economy as a whole; (ii) general changes or developments in any of the industries in which the Company or any Company Subsidiary operates to the extent that such changes and developments do not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other companies of comparable size to the Company operating in such industry or industries, (iii) any applicable change in law, rule or regulation or GAAP or interpretation of any of the foregoing; (iv) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events to the extent that such conditions do not have a materially disproportionate effect on the Company and the Company Subsidiaries, taken as a whole; (v) effects related directly to the public announcement of the execution of this Agreement, the Purchase or the other transactions contemplated by this Agreement, or the pendency of the Purchase or the other transactions contemplated by this Agreement; (vi) compliance with the terms of, or taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement; and (vii) any action taken, or failure to take action, to which Purchaser has expressly consented or requested.

“Company Material Contract” has the meaning set forth in Section 3.14(b).

“Company Permits” has the meaning set forth in Section 3.16(b).

“Company Products” means products distributed and services performed by Company or the Company Subsidiaries.

“Company Software Products” means all software written and owned by the Company which is in general release by the Company.

“Contract” means any contract, agreement, obligation, undertaking, binding commitment, lease, license, mortgage, bond, note incentive or instrument, whether written or oral, that is legally binding, and relates to the Company or any Company Subsidiaries.

“Damages” has the meaning set forth in Section 9.1.

“Determination Materials” has the meaning set forth in Section 1.3(f).

“Disclosure Schedule” means the disclosure schedule of the Company delivered by the Company to the Purchaser dated as of the date hereof.

“Employee Benefit Plans” has the meaning set forth in Section 3.11(c).

“Environmental Claims” means any written and formal administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law, including, without limitation, (A) any  such actions or claims by Governmental Entities for enforcement, cleanup, removal, response, remedies or other actions or damages pursuant to applicable Environmental Law and (B) any Environmental Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials from the Company’s operations.

“Environmental Law” means any national or local statute, law, rule, regulation and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof governing pollution or protection of the environment, Hazardous Materials, or exposure of any Person to Hazardous Materials.

“Equity Interests” means options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital stock of the Company or any Company Subsidiary, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or voting debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means the fees (including financial advisory and professional fees), costs, expenses, bonuses, and charges incurred by Company in connection with the transactions contemplated by this Agreement, including fees for services provided by Merrill Lynch, Skadden, Arps, Slate, Meagher & Flom LLP, Baker & McKenzie or any other advisors.

“Expiration Date” has the meaning set forth in Section 8.1(d).

“Final Closing Date WCDA” has the meaning set forth in Section 1.3(e).

“Financial Statements” has the meaning set forth in Section 3.7(a).

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis.

“Governmental Entity” means any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, foreign, federal, state, local or supranational entity.

“Hazardous Materials” means (A) any petroleum or petroleum products, radioactive materials, asbestos, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls, and radon gas; and (B) any chemicals, materials or substances regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes.” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” or “toxic pollutants,” under applicable Environmental Law.

“include,” “includes,” and “including” when used in this Agreement will be deemed in each case to be followed by the words “without limitation” if not already followed by such words or words of similar effect.

“Indebtedness” means all indebtedness for borrowed money, determined without duplication, and includes notes; capitalized leases; bank term and revolving credit loans; obligations related to drawn letters of credit; bonds evidencing funded indebtedness; debentures; borrowings from lending institutions other than banks; subordinated loans and subordinated debt securities with or without stated maturity; bank bills; bank overdrafts; obligations with respect to the factoring or discounting of accounts receivable and other instruments; any dividends payable to Seller; and accrued interest and expense and penalties on any of the foregoing (including prepayment penalties).

“Indemnification Basket” has the meaning set forth in Section 9.4.

 “Indemnified Parties” has the meaning set forth in Section 9.1.

“Intellectual Property” means any or all U.S. and foreign: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, including any registrations and applications for any of the foregoing, together with the goodwill symbolized by any of the foregoing (“Trademarks”); (iv) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), confidential information and know-how, including in databases and data collections (“Trade Secrets”); (v) any similar or equivalent rights to any of the foregoing (as applicable), and (vi) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof.

“Intercompany Loan Agreement” means the Revolving Loan Agreement by and between the Company and Seller dated as of May 10, 2006, as amended on January 24, 2007 and on August 30, 2007.

“Knowledge” means the actual knowledge of Guillaume Decugis, David Dieumegard, François Gerber, Pacôme Lesage, Jeff Li, Patrice Melekian, Nicolas Pelletier, François Plancke and Gonzalo de la Vega, after reasonable inquiry.

“Legal Proceeding” has the meaning set forth in Section 3.10.

“Licensed Company IP” means all Intellectual Property that is licensed to the Company or any of the Company Subsidiaries by third parties and material to the conduct of the business of the Company.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest or similar interest (but excluding licenses and other agreements related to Intellectual Property granted in the ordinary course of business) other than Permitted Liens.

 “Owned Company IP” means all Intellectual Property that is owned by the Company or any of the Company Subsidiaries and material to the conduct of the business of the Company.

“Permitted Liens” means (a) Liens reflected in a consolidated balance sheet as of the Balance Sheet Date, (b) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such properties by the Company or any of the Company Subsidiaries in the operation of its respective business, (c) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by law, and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen for labor, materials or supplies and other like liens, and (f) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Pre-Closing Taxable Period” means any taxable period ending on or before the Closing Date, or with respect to a taxable period ending after the Closing Date but beginning before the Closing, the portion of such taxable period ending on and including the Closing Date.

“Preliminary Closing Balance Sheet” has the meaning set forth in Section 1.3(c).

“Preliminary Closing Date WCDA” has the meaning set forth in Section 1.3(c).

“Proposed Closing Balance Sheet” has the meaning set forth in Section 1.3(d).

“Purchase” has the meaning set forth in Section 1.1.

“Purchase Price” has the meaning set forth in Section 1.2.

“Purchaser” has the meaning set forth in the Preamble.

“Reconciliation Deadline” has the meaning set forth in Section 1.3(f).

“Registered IP” means all Intellectual Property that is registered, applied for, or issued with or under the authority of any Governmental Entity or Internet domain name registrar, including all issued Patents, registered Copyrights, registered Trademarks, domain names and all applications for any of the foregoing.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, or emitting into or upon any land or water or air.

“Seller” has the meaning set forth in the Preamble.

“Shares” has the meaning set forth in Section 3.2(a).

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).

“Tax” or “Taxes” means all national, state, local, and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any tax authority.

“Tax Benefit” shall mean in the case of any particular Damage in respect of which any claim that may be sought hereunder, a reduction in the tax liability of any Indemnified Party, the Company or the Company Subsidiary, as the case may be, actually realized by such party or reasonably anticipated to be realized by such party no later than during the taxable year immediately following the taxable year in which the indemnifying party makes a payment to the Indemnified Party in respect of such Damage.

“Tax Claim” means any audit, investigation, litigation or other proceeding conducted by or with any Governmental Entity with respect to Taxes.

“Tax Returns” means any return, report, certificate, form or similar statement or document or other communications required or permitted to be supplied to, or filed with, a Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any laws relating to any Tax.

“Third Party Claim” has the meaning set forth in Section 9.2.

“Total Current Assets” has the meaning set forth in Section 1.3(b).

“Total Liabilities” has the meaning set forth in Section 1.3(b).

“Working Capital Deficit Amount” has the meaning set forth in Section 1.3(b).

Section 10.5        Counterparts

This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Section 10.6        Entire Agreement; No Third-Party Beneficiaries

This Agreement (including the Disclosure Schedule) and that certain side letter agreement of even date herewith among Purchaser, Parent and Seller:

(a)                    constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and

(b)                    are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 10.7        Severability

Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 10.8        Governing Law

This Agreement shall be governed in all respects by the laws of the State of Delaware, without regard to principles of conflicts of law.

Section 10.9        Waiver of Jury Trial

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF

OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.10      Jurisdiction

The parties hereto agree that any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding in any such court or that any such proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.3 shall be deemed effective service of process on such party.

Section 10.11      Assignment

This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign this Agreement to a subsidiary without the consent of the other parties.  Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

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IN WITNESS WHEREOF, Purchaser, Seller, Company and Parent (solely for purposes of Section 6.2(b), Section 6.4 and Section 6.12) have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PURCHASER:

MICROSOFT CORPORATION

By:
Name:
Title:

SELLER:

OPENWAVE SYSTEMS HOLDINGS (FRANCE), SAS

By:
Name:
Title:

COMPANY:

MUSIWAVE, SA

By:
Name:
Title:

PARENT:

OPENWAVE SYSTEMS INC.

By:
Name:
Title:

SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

List of Exhibits

Exhibit 1.3(c)	Preliminary Closing Balance Sheet
Exhibit 1.4	Form of Escrow Agreement